CHRISTOPHER J. VOSS Direct (206) 386-7505 cjvoss@stoel.com

January 16, 2009

ELECTRONICALLY VIA EDGAR

Ms. Susan Block

Attorney-Advisor

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Comment Letter dated January 13, 2009 (the “Comment Letter”)

Tully’s Coffee Corporation

Amendment Number 1 to the Preliminary Proxy Statement on

Schedule 14A

Filed December 26, 2008

Form 10-K for the Year Ended March 30, 2008

Form 10-Q for the Quarterly Periods Ended June 29, 2008 and

September 28, 2008

Form 8-K Furnished November 12, 2008

File No. 001-33646

Dear Ms. Block:

This letter is the response of Tully’s Coffee Corporation (the “Company”) to the staff’s comments to the above-referenced preliminary proxy statement on Schedule 14A. The Company has included each of the staff’s comments from the Comment Letter and the Company’s responses below. The Company has filed an amendment to the proxy statement on Form 14A (the “Second Amended Proxy”) via EDGAR.

Ms. Susan Block

January 16, 2009

Schedule 14A

Comment 1: Questions and Answers About the Meeting, page 2; Proposal 1 – The Asset Sale, page 3; Why has the board of directors recommended the Asset Sale, page 4

We note your Form 8-K filed December 24, 2008 regarding amendments to the Northrim credit facility. Please revise the “answer” to disclose that the maturity date of the Northrim credit facility has been extended to March 31, 2009. Please revise your risk factor section in this manner as well.

Response to Comment 1:

The Company has revised the disclosure as requested to indicate that the Northrim credit facility was amended on December 22, 2008 to extend its maturity date to March 31, 2009. Please see pages 4, 5, 7, 10, 18, 21, 53, 55, 77, 78 and 79 of the Second Amended Proxy.

Comment 2: What will our business be after the Asset Sale?, page 4

Please expand to provide your revenue and net losses for the last three fiscal years and most recent interim period for business exclusive of the wholesale business. This will provide a financial snapshot of your company going forward.

Response to Comment 2:

The Company has revised the disclosure as requested. Please see page 5 of the Second Amended Proxy.

Risk Factors, page 18

Comment 3: Failure to complete the asset sale, page 18

Please expand this risk factor to briefly explain why you believe it will be difficult to obtain additional financing or consummate an alternative strategic transaction.

Response to Comment 3:

The Company has revised the disclosure as requested. Please see page 18 of the Second Amended Proxy.

Ms. Susan Block

January 16, 2009

Comment 4: We have a history of losses and expect to incur losses in the future, page 20

We note your response to our prior comment 4 and reissue the comment in part. Please also provide your revenue for the last three fiscal years and most recent interim period for your business exclusive of the wholesale business. This will provide a financial snapshot of your company going forward.

Response to Comment 4:

The Company has revised the disclosure as requested. Please see page 20 of the Second Amended Proxy.

Comment 5: Proposal 1: To Approve the Asset Sale, page 27; Background of and Reasons for the Asset Sale, page 27

We note your response to comment 7 in our letter dated December 9, 2008; however, we reissue in part. Please provide additional background information on how the purchase price was determined. For instance, who proposed the ultimately agreed upon price?

Response to Comment 5:

The Company has revised the disclosure as requested. Please see page 29 of the Second Amended Proxy.

Comment 6: Proposal 1: To Approve the Asset Sale, page 27; Background of and Reasons for the Asset Sale, page 27

We note your response to our prior comment 8 and reissue in part. Please refer to the list of factors at page 30 that the board of directors considered in reaching its decision to enter into the Asset Purchase Agreement. Please indicate which factors favored the asset sale.

Response to Comment 6:

The Company has revised the disclosure as requested. Please see pages 30 – 31 of the Second Amended Proxy.

Ms. Susan Block

January 16, 2009

Comment 7: Proposal 1: To Approve the Asset Sale, page 27; Background of and Reasons for the Asset Sale, page 27

Please add to the list of factors whether or not entering into the supply and licensing agreements are positive or negative aspects regarding the asset sale.

Response to Comment 7:

The Company has revised the disclosure as requested. Please see page 31 of the Second Amended Proxy.

Comment 8: Proposal 1: To Approve the Asset Sale, page 27; Background of and Reasons for the Asset Sale, page 27

We note your disclosure that in February 2008 a strategic alternative you considered was selling your entire business and that you initially desired to sell your entire business to Green Mountain. We further note your disclosure that between September 15 and October 27, 2008 the board, upon evaluation, that your retail and specialty operations would constitute a viable business after the closing of the asset sale. Please expand upon how the board determined that your remaining operations will be a viable business.

Response to Comment 8:

The Company has revised the disclosure as requested. Please see page 31 of the Second Amended Proxy.

Comment 9: Description of Other Transaction Documents, page 44; Description of Supply Agreement, page 47

The supply agreement to be entered into with Green Mountain coincident with the sale of the wholesale business appears to be material to your ongoing retail business in that all of your requirement of “products” and “other coffee products” will provided there under. Accordingly, please file the supply agreement as an exhibit to your filing.

Response to Comment 9:

As we explained in our telephone conversation with Nolan McWilliams and Doug Jones of the staff on January 14, 2009, the supply agreement will not be executed and delivered, if ever, until closing of the Asset Sale; if the Asset Purchase Agreement is terminated or the Asset Sale is not closed, the Company will not enter into the supply agreement. Moreover, the form of supply agreement attached as an exhibit to the Asset Purchase

Ms. Susan Block

January 16, 2009

Agreement and described in the proxy statement is subject to modification by the parties before it is executed, although no such modifications are currently contemplated or expected. In this regard, we note that the Company believes that it has disclosed in the proxy statement all terms and conditions that are material to a shareholder’s understanding of the supply agreement.

If and when the Company enters into the supply agreement, the Company will consider the agreement a “material contract” under Item 601(b)(10)(ii)(B) of Regulation S-K and file it under Item 1.01 of Form 8-K. In light of the foregoing, the Company respectfully requests that the staff withdraw its request that the form of supply agreement be filed as an appendix to the proxy statement.

Comment 10: Description of Other Transaction Documents, page 44; Description of Supply Agreement, page 47

Please expand your disclosure to explain what the “plus” portion of the “cost plus” basis pricing of products provided under the supply arrangement represents.

Response to Comment 10:

The Company has revised the disclosure as requested. Please see page 47 of the Second Amended Proxy.

Comment 11: Information About Tully’s, page 59; Selected Financial Data, page 59; Results of Operations Data, page 59

Please present data for the discontinued wholesale business after the data for continuing operations, consistent with the presentation in the statements of operations included in the filing.

Response to Comment 11:

The Company has revised the disclosure as requested. Please see pages 60 – 61 of the Second Amended Proxy.

Comment 12: Management’s Discussion and Analysis, page 61; Non-GAAP Financial Measures, page 64

Refer to your response to our prior comment number 23. From your response and expanded disclosure, we are not convinced that you have substantively justified, specific

Ms. Susan Block

January 16, 2009

to your circumstances, why “EBITDA” on a consolidated basis is useful in evaluating your operating performance and liquidity. Specifically, you have not demonstrated how this non-GAAP measure reflects the resources available to operate and grow your business, to fund strategic opportunities, and to strengthen your balance sheet as indicated in your response and disclosed in the last paragraph on page 64. Although you have expanded your disclosure in regard to management’s uses of this measure, this is not sufficient to justify its usefulness to investors as to specifically why the excluded elements of your operations should be disregarded. Further, stating your belief that a non-GAAP measure is commonly used by others is not a substantive reason specific to you that justifies its usefulness. In this regard, refer to footnote 44 of FR-65. With respect to “Adjusted EBITDA,” this non-GAAP measure should be discontinued as it is inappropriate under the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K. In this regard, the presentation of this non-GAAP measure is inappropriate as it specifically includes adjustments that are nonrecurring, infrequent or unusual where the nature of the adjustment has recurred or is reasonably likely to continue recurring within the prescribed time-period as specified in this rule guidance. In view of the aforementioned, we believe you should also discontinue presenting “EBITDA.”

Response to Comment 12:

The Company has considered the staff’s comments about the presentation in the proxy statement of “EBITDA” on a consolidated basis and “Adjusted EBITDA,” and has elected to eliminate the references to these non-GAAP measures in the body of the Secon Amended Proxy. The Company has not restated the notes to its historical financial statements, attached at Exhibit D to the Second Amended Proxy (see Note 9 of the Notes to Condensed Consolidated Financial Statements on page D-9, and Note 22 of the Notes to Condensed Financial Statements on page D-61), and does not intend to amend its past 10-K or 10-Q reports, to eliminate references to the non-GAAP measures, however. The Company will consider the staff’s comments and the guidance in Item 10(e) of Regulation S-K in assessing its use of non-GAAP financial measures in future filings.

Comment 13: Results of Operations, page 68

In regard to the table for the fiscal years 2008 and 2007, please present data for the discontinued wholesale business (that is, net sales, cost of goods sold, operating expenses, and shipping expenses) after the data for continuing operations, consistent with the presentation in the statements of operations included in the filing.

Ms. Susan Block

January 16, 2009

Response to Comment 13:

The Company has revised the disclosure as requested. Please see page 67 of the Second Amended Proxy.

Comment 14: Consolidated Balance Sheets of Tully’s Coffee Corporation, pages D 1 and D 24

We note in “Purchase and Sale of Assets” under “Description of the Asset Purchase Agreement” on page 39 that accounts receivable arising out of the wholesale business are to be included in the assets of the wholesale business to be sold. However, based on the separate balance sheets of the wholesale business included in the filing and the notes to the consolidated financial statements of Tully’s Coffee Corporation, it appears that amounts reported as “assets held for sale” in the consolidated balance sheets of Tully’s Coffee Corporation in regard to the assets of the wholesale business do not include the accounts receivable of the wholesale business. Please revise as appropriate or advise.

Response to Comment 14:

Under the terms of the Asset Purchase Agreement, Green Mountain will acquire the accounts receivable relating to the wholesale business, except for any such accounts receivable that collateralize the company’s credit facility with Northrim Funding Services. As of the balance sheet date, all accounts receivable relating to the wholesale business were subject to the Northrim facility, and therefore were not considered assets held for sale as of the balance sheet date. The accounts receivable do, however, represent segment accounts receivable for purposes of the financial statements for the wholesale division.

Ms. Susan Block

January 16, 2009

Comment 15: Report of Independent Registered Public Accounting Firm, page D 23

Please include the name of the firm in the report.

Response to Comment 15:

The Company has revised the disclosure as requested. Please see page D-23 of the Second Amended Proxy.

Comment 16: Form 10-K for the Year Ended March 30, 2008; Item 9(T). Controls and Procedures, page 95

Refer to your responses to our prior comment numbers 35 and 36. We note that you have not filed an amended filing as indicated in the responses that addresses the issues in those comments. Please advise when such amended filing is to be filed.

Response to Comment 16:

The Company filed an amended Form 10-K for the year ended March 30, 2008 on January 15, 2009.

Comment 17: Form 10-Q for the Quarterly Periods Ended June 29, 2008 and September 28, 2008; Item 4T. Controls and Procedures

Refer to your response to our prior comment number 37. We note that you have not filed the amended filings as indicated in the response that addresses the issues in that comment. Please advise when such amended filings are to be filed.

Response to Comment 17:

The Company filed amended Form 10-Q reports for the quarterly periods ended June 29, 2008 and September 28, 2008 on January 15, 2009.

In connection with the filing of the Amended Proxy, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Susan Block

January 16, 2009

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any questions or comments you may have about this letter or the Company’s preliminary proxy statement on Schedule 14A, as amended, to me at (206) 386-7505.

Very truly yours,

/s/ Christopher J. Voss
Christopher J. Voss

Enclosures

cc:	Andy Wynne, Tully’s Coffee Company

Brad Gevurtz, D. A. Davidson & Co.

Patrick Lamb, Carney Badly Spellman, P.S.

Taft Kortus, Moss Adams LLP